UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                                  Attunity Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Ordinary Shares (par value NIS 0.10 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M15332105
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                                 (CUSIP Number)

                                  Dror Elkayam
                             VP Finance & Secretary
                                  Attunity Ltd.
           Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel
                                +972- 9-899-3010
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2009
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             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D



CUSIP No.  M15332105

-------------------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Shimon Alon

-------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ]
                      (b) [x]

-------------------------------------------------------------------------------

3            SEC USE ONLY


-------------------------------------------------------------------------------

4            SOURCE OF FUNDS*           PF

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[]


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel

------------------------------------------------------------------------------

NUMBER OF                   7  SOLE VOTING POWER      4,785,554 (1)
 SHARES
BENEFICIALLY                8  SHARED VOTING POWER    0
OWNED BY
  EACH                      9  SOLE DISPOSITIVE POWER 4,785,554  (1)
REPORTING
 PERSON                    10  SHARED DISPOSITIVE POWER     0
  WITH



--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,785,554   (1)

-------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.3% (1)

--------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

(1) See Item 5.

                                                  SCHEDULE 13D


CUSIP No.  M15332105

-------------------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ron Zuckerman

-------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ]
                      (b) [x]

-------------------------------------------------------------------------------

3            SEC USE ONLY


-------------------------------------------------------------------------------

4            SOURCE OF FUNDS*           PF

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[]


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel

------------------------------------------------------------------------------

NUMBER OF                   7  SOLE VOTING POWER      2,711,980 (1)
 SHARES
BENEFICIALLY                8  SHARED VOTING POWER    0
OWNED BY
  EACH                      9  SOLE DISPOSITIVE POWER 2,711,980  (1)
REPORTING
 PERSON                    10  SHARED DISPOSITIVE POWER     0
  WITH



--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,711,980  (1)

-------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*  1,682,899              [x] (2)


--------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.19% (1)

--------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

(1) See Item 5.
(2) See Items 4 and 5.

                                  SCHEDULE 13D


CUSIP No.  M15332105

-------------------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Aki Ratner

-------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ]
                      (b) [x]

-------------------------------------------------------------------------------

3            SEC USE ONLY


-------------------------------------------------------------------------------

4            SOURCE OF FUNDS*           PF

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[]


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel

------------------------------------------------------------------------------

NUMBER OF                   7  SOLE VOTING POWER      2,132,951 (1)
 SHARES
BENEFICIALLY                8  SHARED VOTING POWER    0
OWNED BY
  EACH                      9  SOLE DISPOSITIVE POWER 2,132,951  (1)
REPORTING
 PERSON                    10  SHARED DISPOSITIVE POWER     0
  WITH



--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,132,951  (1)

-------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*  []


--------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5% (1)

--------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

(1) See Item 5.


--------------------------------------------- ----------------------------------

           This Amendment No. 7 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (collectively, the "Reporting Persons") with the Securities and Exchange Commission ("SEC") on January 9, 2004 (as amended on June 6, 2004, January 3, 2006, March 9, 2006, November 6, 2006, March 1, 2007 and January 26, 2009, the "Schedule 13D") in respect of the Ordinary Shares, par value NIS 0.10 each ("Ordinary Shares"), of Attunity Ltd., an Israeli company (the "Issuer").

            Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.

         Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and as our Chief Executive Officer in June 2008. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, aleading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a board member of Dyna Trace Software, a privately held company. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

         Itzhak (Aki) Ratner has been a director since July 2004. He also served as our Chief Executive Officer between September 2004 and May 2008. He was the President of Precise from December 2000 to June 2003 and served as its Managing Director and Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.


         Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise Software solutions and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens International and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman is a director of GVT Holdings SA, a Brazilian telephone operator traded on the Brazilian Stock Exchange and is an investor and a director in several privately held companies. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.


Item 3.   Source of Funds

           The Reporting Persons financed the short term loan and the exercise of subscription rights described in Item 4 below by using their respective personal funds.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following to the section titled "Short term Loan":

           On March 31, 2009, the Loan Agreement was amended such that the outstanding principal amount will be automatically converted into equity securities of the Issuer upon the closing of an equity financing yielding at least $750,000 (which $750,000 are deemed to include the $393,168 principal amount under the Loan Agreement).

           In connection with the consummation of a rights offering described below, the principal amount was automatically converted into 3,276,396 Ordinary Shares and three-year warrants to purchase 1,638,197 Ordinary Shares at an exercise price of $0.12 per share ("2009 Warrants"), of which (1) Mr. Alon received 1,666,666 Ordinary Shares and 2009 Warrants to purchase 833,333 Ordinary Shares, (2) Mr. Ratner received 487,797 Ordinary Shares and 2009 Warrants to purchase 243,898 Ordinary Shares, and (3) Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, received 1,121,933 Ordinary Shares and 2009 Warrants to purchase 560,966 Ordinary Shares (the "Bonale Shares"). Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

The foregoing description is only a summary and is subject to, and qualified in its entirety by the full text of the Loan Agreement, the Amendment to the Loan Agreement, the Fixed Charge Agreement, the Floating Charge Agreement and the Inter-creditor Agreement, which are filed as exhibits hereto.

Item 4 of the Schedule 13D is hereby amended to add the following to the section titled "Extension Agreement":

         Upon the conversion of the Bridge Loan described above, the Extension Agreement became effective. Accordingly, (1) the maturity date of the Notes was extended by 18 months to November 4, 2010, (2) the interest rate of the Notes was increased from an annual rate of 5% to a floating annual rate of the LIBOR rate plus 5%, and (3) the 2006 Warrants were amended so that (1) the expiration date was extended to April 9, 2011 and Section 11(b) thereof provide for an adjustment of the exercise price in the event of a transaction or a series of related transactions offering ordinary shares or ordinary shares equivalents for an aggregate offering price of more than $100,000.

         Consequently, the exercise price of the 2006 Warrants was reduced to $0.12 in connection with the conversion of the Bridge Loan and the holders of the Notes received an adjustment in accordance with the terms of the Notes, such that they received rights, substantially on the same terms of the subscription rights, to purchase, until the maturity date of the Notes, up to an aggregate of 856,672 Ordinary Shares at a purchase price of $0.12 per share (and, for each two Ordinary Shares so purchased, a 2009 Warrant to purchase one share, or up to an aggregate of 428,336 Ordinary Shares) (collectively, the "Rights"), of which
(1) Mr. Alon received Rights that allow him to purchase up to 157,628 Ordinary Shares and, if exercised in full, 2009 Warrants to purchase up to 78,814 Ordinary Shares, (2) Mr. Zuckerman received Rights that allow him to purchase up to 157,628 Ordinary Shares and, if exercised in full, 2009 Warrants to purchase up to 78,814 Ordinary Shares, and (3) Mr. Ratner received Rights that allow him to purchase up to 68,535 Ordinary Shares and, if exercised in full, 2009 Warrants to purchase up to 34,267 Ordinary Shares.

         The foregoing description is only a summary and is subject to, and qualified in its entirety by the full text of the Notes, the 2006 Warrants and the Extension Agreement, which are filed as exhibits hereto.

         Rights Offering: The Issuer commenced a rights offering (the "Rights Offering"), whereby it distributed subscription rights to its shareholders to purchase an aggregate of up to 10,000,000 Ordinary Shares for a subscription price of $0.12 per share. Each shareholder of record as of the close of business on April 6, 2009 received, at no charge, 0.43 non-transferable subscription rights for each share. Each whole subscription right entitled the record holder to purchase one Ordinary Share at the subscription price of $0.12. Purchasers of Ordinary Shares in the Rights Offering received, at no additional cost, a three-year warrant exercisable at $0.12 per share to purchase Ordinary Shares at a rate of one such warrant for each two shares purchased pursuant to the exercise of subscription rights. The Issuer secured a standby commitment by Mr. Alon to purchase unsubscribed securities in the Rights Offering to the extent required by the Issuer to raise a minimum of $360,000 in the Rights Offering. The Rights Offering expired on May 8, 2009.

         In accordance with his standby commitment, Mr. Alon exercised subscription rights in the amount of approximately $40,300 and was issued 335,716 Ordinary Shares and 2009 Warrants to purchase up to 167,858 Ordinary Shares. In addition, Mr. Zuckerman exercised subscription rights in the amount of $100,000 and was issued 833,333 Ordinary Shares and 2009 Warrants to purchase up to 416,666 Ordinary Shares.


         The foregoing description is only a summary and is subject to, and qualified in its entirety by the full text of the Prospectus, which is filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer


Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The information given herein below is based on 31,454,990 Ordinary Shares outstanding as of June 3, 2009.

(a) and (b)

            Mr. Alon beneficially owns, and has the sole power to vote and dispose of, a total of 4,785,554 Ordinary Shares consisting of (i) 2,783,121 Ordinary Shares, (ii) Convertible Promissory Notes to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iv) options, exercisable within 60 days, to purchase 360,000 Ordinary Shares at exercise prices ranging from $0.30 to $2.49 per share, (v) 2009 Warrants to purchase 1,001,191 Ordinary Shares, exercisable at an exercise price of $0.12 per share, and (vi) Rights to purchase up to 157,628 Ordinary Shares and 2009 Warrants to purchase up to 78,814 Ordinary Shares. The 4,785,554 Ordinary Shares beneficially owned by Mr. Alon represent approximately 14.30% of the issued and outstanding Ordinary Shares of the Issuer.

            Mr. Zuckerman beneficially owns, and has the sole power to vote and dispose of, a total of 2,711,980 Ordinary Shares consisting of (i) 1,614,072 Ordinary Shares, (ii) Convertible Promissory Notes to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iv) options, exercisable within 60 days, to purchase 40,000 Ordinary Shares at an exercise price per share ranging from $0.49 to $2.42 per share, and
(v) Rights to purchase up to 157,628 Ordinary Shares and 2009 Warrants to purchase up to 78,814 Ordinary Shares. The 2,711,980 Ordinary Shares beneficially owned by Mr. Zuckerman represent approximately 8.19_% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Zuckerman disclaims beneficial ownership of the Bonale Shares.

            Mr. Ratner beneficially owns, and has the sole power to vote and dispose of, a total of 2,132,951 Ordinary Shares consisting of (i) 860,249 Ordinary Shares, (ii) Convertible Promissory Notes due 2009 to purchase 128,002 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 48,000 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iv) options, exercisable within 60 days, to purchase 750,000 Ordinary Shares at an exercise price per share equal to $2.30 per share, (v) 2009 warrants to purchase 243,898 Ordinary Shares, exercisable at an exercise price of $0.12 per share, and (vi) Rights to purchase up to 68,535 Ordinary Shares and 2009 Warrants to purchase up to 34,267 Ordinary Shares. The 2,132,951 Ordinary Shares beneficially owned by Mr. Ratner represent approximately 6.52% of the issued and outstanding Ordinary Shares of the Issuer.

         Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares of the other Reporting Persons and further disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(c) Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer


         Item 4 is incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number
                             Description of Exhibit

      1 Agreement of Joint Filing among the Reporting Persons, dated March 20, 2007 (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D/A filed with the SEC on March 20, 2007).

      2 Loan Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.2 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      3 Fixed Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.3 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      4 Floating Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.4 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      5 Inter-creditor Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.5 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      6 Form of Convertible Promissory Note, dated April 2004 (incorporated by reference to Exhibit 4 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 16, 2004).

      7 Form of Warrant, dated September 2006 (incorporated by reference to Exhibit 11 to the Reporting Persons' Schedule 13D/A filed with the SEC on November 6, 2006).

      8 Extension Agreement, dated January 7, 2009 (incorporated by reference to Exhibit 8 to the Reporting Persons' Schedule 13D/A filed with the SEC on January 26, 2009).

      9 Amendment to Loan Agreement, dated March 31, 2009 (incorporated by reference to Exhibit 4.9 to the Issuer's Annual Report on Form 20-F for the year ended December 31, 2008filed with the SEC on April 6, 2009).

      10 Prospectus, dated April 10, 2009 (incorporated by reference to the Issuer's Form 424B3 filed with the SEC on April 10, 2009).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009


                                             /s/ Shimon Alon
                                             ------------------------------
                                             Shimon Alon


                                             /s/ Ron Zuckerman
                                             ------------------------------
                                             Ron Zuckerman


                                             /s/ Aki Ratner
                                             ------------------------------
                                             Aki Ratner